Exhibit 99.1

Kamada Announces a Three-Year $50 Million Sales Agreement to Supply Plasma to a Leading

Biopharmaceutical Company focused on Plasma-derived Therapies

REHOVOT, Israel, and HOBOKEN, NJ – July 20, 2026 – Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced an agreement to supply plasma to a leading biopharmaceutical company focused on plasma-derived therapies. The new three-year agreement for the supply of normal source plasma from Kamada’s plasma collection centers in Texas is expected to generate approximately $50 million in revenue over three years. Initial commercial sales under the agreement are expected to be recorded in the fourth quarter of 2026.

Kamada’s FDA-approved collection centers in Houston and San Antonio are designed to collect normal source plasma and specialty plasma. Each center supports a planned capacity of approximately 50,000 liters per year at full capacity.

“We are very pleased to announce this supply agreement which validates the investment we made in our U.S.-based state-of-the-art plasma collection centers,” said Amir London, Chief Executive Officer of Kamada. “This important agreement supports both our vertical-integration strategy, as well as our multi-year revenue growth objectives. We are pleased with the pace of our collection ramp-up activities, and we thank our teams in Texas for their excellent work.”

Kamada had anticipated the commencement of plasma sales by year-end 2026 when issuing its full-year revenue forecast. Expected fourth quarter sales from this agreement are included in the Company’s current annual guidance.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two equine-based anti-snake venom products. Second, distribution of third parties' pharmaceutical products in Israel and the MENA region through in-licensing partnerships, including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three FDA-approved operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: (i) the expectation that approximately $50 million in revenue will be generated under the new three-year supply agreement; (ii) timing of the commencement of recording sales; (iii) the expected performance, ramp-up, and planned collection capacity of the Company’s plasma collection centers, including the expectation that each center supports a planned capacity of approximately 50,000 liters per year at full capacity; and (iv) the Company’s ability to execute its vertical-integration strategy and revenue growth objectives. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, the effect of tariffs on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such tariffs, the effect on the establishment and timing of business initiatives, Kamada’s ability to leverage new business opportunities and integrate them with its existing product portfolio, regulatory delays, operational ramp-up and efficiency of the plasma collection centers, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com